Exhibit 99.1

Media Release

Planegg/Munich, Germany, and Shanghai, China, October 14, 2019

MorphoSys and I-Mab Biopharma Announce IND Clearance to Initiate Clinical Trials of MOR202/TJ202 for the Treatment of Multiple Myeloma in Mainland China

MorphoSys AG (FSE: MOR; Prime Standard Segment, MDAX & TecDAX; NASDAQ: MOR) and I-Mab Biopharma (I-Mab) announced today that I-Mab has received Investigational New Drug (IND) clearances from the National Medical Products Administration (NMPA) of China to expand the ongoing phase 2 and 3 clinical trials of MOR202/TJ202, MorphoSys’s human monoclonal anti-CD38 antibody for the treatment of multiple myeloma (MM), also to mainland China. I-Mab, a China-based clinical stage biopharmaceutical company exclusively focused on the discovery and development of novel or highly differentiated biologics in immuno-oncology and autoimmune diseases, owns the exclusive rights for development and commercialization of MOR202/TJ202 in China, Taiwan, Hong Kong and Macao.

I-Mab is currently conducting two clinical trials with MOR202/TJ202 in Taiwan. The phase 2 study, which was initiated in March 2019, is designed to evaluate the efficacy and safety of MOR202/TJ202 as third-line treatment in patients with relapsed or refractory (r/r) MM. The phase 3 study, initiated in April 2019, assesses the efficacy and safety of the combination of MOR202/TJ202 plus lenalidomide (LEN) and dexamethasone (DEX) versus the combination of LEN and DEX in patients with relapsed or refractory MM who received at least one prior line of treatment. Under the fast-to-market development strategy, I-Mab will now be expanding these trials into mainland China.

“Receiving two IND clearances for MOR202/TJ202 from the China NMPA marks an important milestone for us and demonstrates I-Mab’s capability and commitment to the advancement of immunological technology for the market. We will move forward with the clinical development of MOR202/TJ202 in China to bring it to the market as efficiently as possible. I-Mab will continue to expand our portfolio in innovative therapeutics to benefit patients in need,” commented Dr. Jingwu Zang, MD., PhD., Founder and Chairman of I-Mab Biopharma.

“We are very pleased that our partner I-Mab now also received the IND clearances for MOR202/TJ202 for China, allowing the expansion of the clinical development of the antibody in r/r multiple myeloma to this region,” commented Dr. Malte Peters, Chief Development Officer of MorphoSys AG. “There is a high need for alternative treatment options for patients with r/r multiple myeloma in the Chinese region and we look forward to the further development of MOR202/TJ202 by our partner I-Mab in this indication.”

About MOR202/TJ202

MOR202/TJ202 is an investigational human monoclonal antibody derived from MorphoSys’s HuCAL antibody technology. The antibody is directed against CD38 on the surface of multiple myeloma cells, which has been characterized as one of the most strongly and uniformly expressed antigens on the surface of malignant plasma cells. According to its suggested mode of action, the antibody recruits cells of the body’s immune system to kill the tumor through antibody-dependent cellular cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP). The antibody does not involve complement dependent cytotoxicity, or CDC, an additional immune mechanism involved in tumor cell killing. Scientific research suggests that an anti-CD38 antibody may have therapeutic potential also in other cancers as well as autoimmune diseases. Based on a licensing agreement between MorphoSys and I-Mab signed in November 2017, I-Mab owns the exclusive rights for development and commercialization of MOR202/TJ202 in mainland China, Taiwan, Hong Kong and Macao.

About I-Mab Biopharma

I-Mab is a dynamic and fast-growing biotech company exclusively focused on developing novel or highly differentiated biologics in the therapeutic areas of immuno-oncology and autoimmune diseases. I-Mab’s mission is to bring transformational medicines to patients through innovation. I-Mab’s innovative pipeline of more than 10 clinical and pre-clinical stage drug candidates is driven by the Company’s Fast-to-PoC (Proof-of-Concept) and Fast-to-Market development strategies through internal R&D and global partnerships. The Company is on track to become a fully integrated end-to-end global biopharmaceutical company with cutting-edge discovery platforms, proven preclinical and clinical development expertise, and world-class GMP manufacturing capabilities. I-Mab is well-recognized by capital markets to have successfully raised over US $400 million in equity financing since its establishment in 2016. Its recent US $200 million Series C financing represents one of the largest amounts ever raised by a biotech company in China, as stated by I-Mab. For more information, please see the Company’s website at http://www.i-mabbiopharma.com/en/.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’s antibody technology to receive regulatory approval. The Company’s most advanced proprietary product candidate, tafasitamab (MOR208), has been granted U.S. FDA breakthrough therapy designation for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has approximately 370 employees. More information at https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma®, LanthioPep® and ENFORCERTM are trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding the expansion of the ongoing phase 2 and phase 3 clinical studies to evaluate MorphoSys’s investigational CD38 antibody MOR202/TJ202 in combination with lenalidomide in patients with relapsed or refractory multiple myeloma to mainland China as well as the size and scope of these studies, expectations in connection with MOR202/TJ202 and expectations regarding the further development of MOR202/TJ202 in multiple myeloma in Greater China, including the intended targeting of CD38 and the suggested mode of action, potential additional indications such as autoimmune diseases, as well as expectations regarding a potential future regulatory filing for MOR202/TJ202. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if

MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding regarding the expansion of the ongoing phase 2 and phase 3 clinical studies to evaluate MorphoSys’s investigational CD38 antibody MOR202/TJ202 in combination with lenalidomide in patients with relapsed or refractory multiple myeloma to mainland China as well as the size and scope of this studies, expectations in connection with MOR202/TJ202 and expectations regarding the further development of MOR202/TJ202 in multiple myeloma in Greater China, including the intended targeting of CD38 and the suggested mode of action, potential additional indications such as autoimmune diseases, as well as expectations regarding a potential future regulatory filing for MOR202/TJ202, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Dr. Sarah Fakih Head of Corporate Communications & IR Tel: +49 (0) 89 / 899 27-26663 Sarah.Fakih@morphosys.com

Dr. Julia Neugebauer Director Corporate Communications & IR Tel: +49 (0) 89 / 899 27-179 Julia.Neugebauer@morphosys.com

Dr. Verena Kupas Manager Corporate Communications & IR Tel: +49 (0) 89 / 899 27-26814 Verena.Kupas@morphosys.com